Exhibit 10.31

WARNER MUSIC INC.

75 Rockefeller Plaza

New York, New York 10019

November 4, 2005

Alex Zubillaga

Dear Alex:

This letter, when signed by you and countersigned by us (“Company”), shall constitute our agreement (the “Agreement”) with respect to your employment with Company.

1.	Position: Effective on the date hereof, Executive Vice President, Digital Strategy and Business Development.

2.	Term: The term of this Agreement shall commence on August 8, 2005 and end on August 7, 2008 (the “Term”).

3.	Compensation:

(a) Salary: During the Term, Company shall pay you a salary at the rate of $600,000 per annum.

(b) Annual Discretionary Bonus: With respect to each fiscal year of the Term (commencing with the fiscal year ending September 30, 2005), Company shall consider granting to you an annual bonus (or a pro rata portion of such annual bonus for a portion of such year provided that the bonus for the fiscal year ended September 30, 2005 will cover the 10 months ending September 30, 2005 consistent with other senior executive bonuses). The amount of each annual bonus shall be determined by Company at its sole discretion; provided, that, your Target bonus for each fiscal year of the Term shall be $350,000 (or a pro rata portion of such amount for a portion of a year), based on the strength of your performance and on the performance of Company. The amount of each annual bonus awarded to you may be higher or lower than the Target amount, and shall be determined by Company using criteria consistent with the criteria used in determining the annual bonuses of other senior corporate executives of Company (i.e., the officers reporting directly to the Chairman and CEO of Company (other than the Chairman of the US recorded music operations of the Warner Recorded Music Business)).

(c) Payment of Compensation: Compensation accruing to you during the Term shall be payable in accordance with the regular payroll practices of Company for employees at your level. You shall not be entitled to additional compensation for performing any services for Company’s subsidiaries or affiliates.

4.	Exclusivity: Your employment with Company shall be full-time and exclusive. During the Term you will not render any services for others, or for your own account, in the field of entertainment or otherwise; provided, however, that to the extent that such activities do not interfere with the performance of your duties hereunder, you may (a) serve on corporate boards or committees with the prior written consent of the CEO of Company, (b) serve on civic, educational, philanthropic or charitable boards or committees, (c) passively own not more than three percent (3%) of the outstanding capital stock of any corporation whose stock is publicly traded and manage such investments, and (d) own and manage real estate and securities portfolio investments.

5.	Reporting: You shall at all times work under the supervision and direction of the Chairman and CEO of Company, or to such senior executive officer of Company as the Chairman and CEO of Company may designate; provided that such officer holds the title of President, COO or Vice Chairman, and shall perform such duties as you shall reasonably be directed to perform by such senior officers.

6.	Place of Employment: The greater New York metropolitan area. You shall render services at the offices established for Company at such location. You also agree to travel on temporary trips to such other place or places as may be required from time to time to perform your duties hereunder.

7.	Travel and Entertainment Expenses: Company shall promptly pay or reimburse you for reasonable expenses (including first class travel and first class accommodations) actually incurred or paid by you during the Term in the performance of your services hereunder in accordance with Company’s policy for employees at your level upon presentation of expense statements or vouchers or such other supporting information as Company may customarily require.

8.	Benefits: While you are employed hereunder, you shall be entitled to all fringe benefits generally accorded to employees of Company at your level from time to time, including, but not limited to, medical health and accident, group life and disability insurance and similar benefits, provided that you are eligible under the general provisions of any applicable plan or program and Company continues to maintain such plan or program during the Term. During the Term, you shall be entitled to no less paid vacation for each year commencing with the Effective Date as is made available generally to other senior executives of the Company; provided, that, such paid vacation shall be no less than four weeks per year.

9.	Disability/Death: If you shall become physically or mentally incapacitated from performing your duties hereunder, and such incapacity shall continue for a period of six (6) consecutive months or more or for shorter periods aggregating six months or more in any twelve-month period, Company shall have the right (before the termination of such incapacity), at its option, to terminate your employment hereunder upon paying to you the Basic Termination Payments (as defined below), including any applicable disability benefits under benefit plans, policies or arrangements of the Company. In the event of your death, this Agreement shall automatically terminate except that Company shall pay to your estate or as you may otherwise designate (to the extent permitted under applicable law) any accrued but unpaid salary through the last day of the month of your death and any other Basic Termination Payments, including any applicable death benefits under benefits plans, policies or arrangements of the Company.

10.	Termination by Company: Company may at any time during the Term, by written notice, terminate your employment for “Cause” (as defined below), such Cause to be specified in the notice of termination. The following acts shall constitute “Cause” hereunder: (a) the willful and continued failure or refusal by you to perform substantially your material duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness); (b) conviction of, or plea of guilty to, a felony or misdemeanor involving moral turpitude or dishonesty; (c) the willful and continued breach by you of material covenants contained in this Agreement; and (d) the willful engaging by you in gross misconduct which is demonstrably and materially injurious to the Company or its affiliates. Notice of termination given to you by Company shall specify the reason(s) for such termination, and in the case where a cause for termination described in clause (a) or (c) above shall be susceptible of cure, and such notice of termination is the first notice of termination given to you for such reason, if you fail to cure such cause for termination within ten (10) business days after the date of such notice, termination shall be effective upon the expiration of such ten-day period, and if you cure such cause within such ten-day period, such notice of termination shall be ineffective. In all other cases, notice of termination shall be effective on the date thereof. Upon termination for “Cause” you shall be entitled to the Basic Termination Payments.

11.	Termination by Employee.

(a) For purposes of this Paragraph 11, Company shall be in breach of its obligations to you hereunder if there shall have occurred any of the following events (each such event being referred to as a “Good Reason”): “Good Reason” shall mean: (i) any adverse change in your title; (ii) any failure by the Company to comply with any of the provisions of Paragraph 3 of this Agreement; (iii) the

Company requiring you to be based at any office or location other than at an office commensurate with your position at the headquarters of the Company in the Borough of Manhattan, New York; or (iv) any change in reporting inconsistent with Paragraph 5 above.

(b) You may exercise your right to terminate the Term of this Agreement for Good Reason pursuant to this Paragraph 11 by notice given to Company in writing specifying the Good Reason for termination within sixty (60) days after the occurrence of any such event constituting Good Reason, otherwise your right to terminate this Agreement by reason of the occurrence of such event shall expire and shall be deemed to have permanently lapsed. Any such termination in compliance with the provisions of this Paragraph 11 shall be effective thirty (30) days after the date of your written notice of termination, except that if Company shall cure such specified cause within such thirty-day period, you shall not be entitled to terminate the term of this Agreement by reason of such specified Good Reason and the notice of termination given by you shall be null and void and of no effect whatsoever.

12.	Consequences of Breach by Company or Non-renewal:

(a) In the event of a “Special Termination” (as defined below) of your employment or your resignation for “Good Reason” (as defined in Paragraph 11 (a)), your sole remedy shall be that, upon your execution of a Release (as defined below) Company shall pay to you the “Special Termination Payments” (as defined below), and in the event of a “Qualifying Non-renewal” (as defined below), your sole remedy shall be that, upon your execution of a Release, Company shall pay to you the “Non-renewal Payments” (as defined below). Special Termination Payments and Qualifying Non-renewal Payments are sometimes herein referred to collectively as the “Termination Payments.”

(b) The “Basic Termination Payments” shall mean any accrued but unpaid salary, accrued vacation pay in accordance with Company policy, any unreimbursed expenses pursuant to Paragraph 7, plus any accrued but unpaid benefits in accordance with Paragraph 8, in each case to the date on which your employment terminates pursuant to an event described in subparagraph (d) or (f), below, as applicable (the “Termination Date”).

(c) A “Release” shall mean a release agreement in Company’s standard form, which shall include, without limitation, a release by you of Company from any and all claims which you may have relating to your employment with Company and the termination of such employment.

(d) A “Special Termination” shall have occurred in the event that Company terminates your employment hereunder other than pursuant to Paragraphs 9 or 10 hereof.

(e) “Special Termination Payments” shall mean (i) the Basic Termination Payments; plus (ii) the greater of (A) the “Severance Amount” (as defined below) and (B) the sum of (I) $600,000 (representing one year of salary) and (II) $350,000 (representing one year of target bonus), and (III) an amount equal to the Target bonus pro rated for that portion of the fiscal year prior to the date of termination.

(f) A “Qualifying Non-renewal” shall have occurred in the event that, at the end of the Term: (i) Company declines to offer you continued employment with Company or one of its affiliates; or (ii) Company offers you continued employment with Company or one of its affiliates at a salary lower than your salary as in effect on the last day of the Term, and you elect to decline such offer and terminate your employment with Company.

(g) The “Non-renewal Payments” shall mean(i) the amount of severance pay (the “Severance Amount”) that would have been payable to you under Company policy as in effect on the Termination Date had you not been subject to an employment agreement with Company, plus; (ii) the Basic Termination Payments.

(h) Any Termination Payments payable to you under Paragraph 12(e)or (g) above shall be made by Company in accordance with its regular payroll practices by means of continued payments to you (i) of your salary at the same rate as was in effect as of the Termination Date for the applicable period as is necessary to cause the full amount due under such clause to be paid, or (ii) of salary for such shorter period as Company determines is necessary to prevent such amount from being deemed “deferred compensation” under applicable tax law; provided that in the event that the Payment Period is so shortened, your rate of pay during such period shall be increased accordingly in order to cause the payment in full of the amounts required to be paid to you pursuant to this Paragraph 12 (the “Payment Period”). Any payments in respect of bonuses would be payable at the time bonuses are generally payable to other senior executives for such fiscal year. During the Payment Period, Company shall continue to provide you and your eligible family members with coverage under Company’s medical and life insurance plans in accordance with the terms of such plans (excluding any provision of such plan which would cause you or your family members to be ineligible for coverage by reason that your employment with Company has terminated), and you shall be entitled to participate in no other benefit plans of Company during such period.

(i) In the event you elect not to execute and deliver a Release in connection with a Special Termination or a Qualifying Non-renewal, Company shall only be obligated to pay to you the Basic Termination Payments. Following the delivery of an executed Release pursuant to this Paragraph 12, you shall have no duty to seek substitute employment, and Company shall have no right of offset against any amounts paid to you under this Paragraph 12 with respect to any compensation or fees thereafter received by you from any employment thereafter obtained or consultancy arrangement thereafter entered into by you.

13.	Confidential Matters: You shall keep secret all confidential matters of Company and its affiliates (for purposes of this Paragraph 13 only, “Company”), and shall not disclose them to anyone outside of Company, either during or after your employment with Company, except with Company’s written consent. You shall deliver promptly to Company upon termination of your employment, or at any time Company may request, all confidential memoranda, notes, records, reports and other documents (and all copies thereof) relating to the business of Company which you may then possess or have under your control.

14.	Results and Proceeds of Employment: You acknowledge that Company shall own all rights of every kind and character throughout the world in perpetuity in and to any material and/or ideas written, suggested or in anyway created by you hereunder and all other results and proceeds of your services hereunder, including, but not limited to, all copyrightable material created by you within the scope of your employment. You agree to execute and deliver to Company such assignments or other instruments as Company may require from time to time to evidence Company’s ownership of the results and proceeds of your services.

15.

Indemnity: To the fullest extent permitted by applicable law, the Company shall indemnify, defend and hold the you harmless from and against any and all claims, demands, actions, causes of action, liabilities, losses, judgments, fines, costs and expenses (including, without limitation, the reimbursement of reasonable attorneys’ fees, settlement expenses, punitive damages and the advancement of legal fees and expenses, as such fees and expenses are incurred by you) arising from or relating to (a) claims relating to the Company or any or direct or indirect parents or subsidiaries or (b) your service with or status as an officer, director, employee, agent or representative of the Company or any of its direct or indirect parents or subsidiaries or in any other capacity in which you serve or have served at the request of the Board or the CEO for the benefit of any such entity. Without limiting the foregoing, in connection with any such claim, demand, action, cause of action, liability, loss, judgment or fine, you shall have the right (i) to be represented by separate counsel reasonably acceptable to the Company, at the Company’s sole cost and expense, and (ii) to have the Company pay the cost and expense of any bond that the Executive may be required to post in order to appeal an adverse decision. The Company’s obligations under this Section 15 shall be in addition to, and not in derogation of, any other rights the Executive may have against the Company to indemnification or advancement of expenses, whether by statute, contract or otherwise (including, without limitation, your entitlement to indemnification and the payment or reimbursement of expenses (including attorneys’ fees and expenses) to the extent provided in and/or permitted by the Certificate of Incorporation and By-Laws of the Company. The Company shall maintain directors and officers liability insurance in commercially reasonably amounts (as reasonably determined by the Board), and you shall be covered under such insurance to the same extent as any other senior executive of the Company. You hereby undertake to repay any advances paid to you pursuant to this Section 15 if a final judgment adverse to you establishes that you is not entitled to be indemnified under this Agreement or otherwise. The Company hereby acknowledges that the undertaking set forth in the previous sentence satisfies all requirements for any similar undertakings in the by-laws or other corporate documents of the Company. The Company shall not take any action that would impair your right to indemnification, other than in connection with a claim by the Company that you are not entitled to indemnification in accordance with the standards set forth in this Section 15.

16.	Notices: All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by prepaid courier, or mailed first-class, postage prepaid, by registered or certified mail, return receipt requested, as follows:

TO YOU:	TO COMPANY:

Alex Zubillaga

The most recent address for the Executive in the records of Parent or the Company. The Executive hereby agrees to promptly provide Parent and the Company with written notice of any change in the Executive’s address for so long as this Agreement remains in effect.

Warner Music Inc. 75 Rockefeller Plaza New York, NY 10019 Attn: General Counsel

Either you or Company may change the address to which notices are to be sent by giving written notice of such change of address to the other in the manner herein provided for giving notice.

17.	Miscellaneous:

(a) You represent and warrant to Company that you are free to enter into this Agreement and, as of the commencement of the Term hereof, are not subject to any conflicting obligation or any disability which will prevent you from or interfere with your executing and performing your obligations hereunder.

(b) You acknowledge that while you are employed hereunder you will comply with Company’s conflict of interest policy and other corporate policies, as in effect from time to time, of which you are made aware. All payments made to you hereunder shall be subject to applicable withholding and social security taxes and other ordinary and customary payroll deductions.

(c) You acknowledge that services to be rendered by you under this Agreement are of a special, unique and intellectual character which gives them peculiar value, and that a breach or threatened breach of any provision of this Agreement (particularly, but not limited to, the provisions of Paragraphs 4 and 13 hereof), will cause Company immediate irreparable injury and damage which cannot be reasonably or adequately compensated in damages in an action at law. Accordingly, without limiting any right or remedy which Company may have in such event, you specifically agree that Company shall be entitled to injunctive relief to enforce and protect its rights under this Agreement. The provisions of this Paragraph 17(c) shall not be construed as a waiver by Company of any rights which Company may have to damages or any other remedy.

(d) This Agreement together with the Restricted Stock Award Agreement dated as of October 1, 2004 and the Letter Agreement dated as of June 4, 2005 relating thereto, set forth the entire agreement and understanding of the parties hereto, and supersedes and terminates any and all prior agreements, arrangements and understandings. No representation, promise or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise or inducement not herein set forth.

If, notwithstanding the provisions of the foregoing paragraph, any provision of this Agreement or the application hereof is held to be wholly invalid, such invalidity shall not affect any other provisions or application of this Agreement that can be given effect without the invalid provisions or application, and to this end the provisions of this Agreement are hereby declared to be severable.

(e) The provisions of this Agreement shall inure to the benefit of the parties hereto, their heirs, legal representatives, successors and permitted assigns. This Agreement, and your rights and obligations hereunder, may not be assigned by you. Company may assign its rights, together with its obligations, hereunder in connection with any sale, transfer or other disposition of all or a substantial portion of the stock or assets of Company.

(f) Nothing contained in this Agreement shall be construed to impose any obligation on Company to renew this Agreement. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. Neither the continuation of employment nor any other conduct shall be deemed to imply a continuing obligation upon the expiration of this Agreement. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in anyone or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

(g) This Agreement shall be governed by and construed according to the laws of the State of New York as applicable to agreements executed in and to be wholly performed within such State.

If the foregoing correctly sets forth our understanding, please sign below and return this Agreement to Company.

Very truly yours,

WARNER MUSIC INC.

By:	/s/ David H. Johnson
David H. Johnson

Accepted and Agreed:

/s/ Alex Zubillaga
Alex Zubillaga